Page 1 of 5 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)

                                (AMENDMENT NO. 1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1 (A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2 (A)

                          AMERICAN RACING CAPITAL, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   029155 10 8
                                 (CUSIP NUMBER)

                                  D. DAVY JONES
                        c/o American Racing Capital, Inc.
             4702 Oleander Drive, Suite 200, Myrtle Beach, SC 29577
                         ------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 18, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


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                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      D. Davy Jones
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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NUMBER OF          7 SOLE VOTING POWER
SHARES
BENEFICIALLY         450,000,000 shares of common stock, including
OWNED BY EACH        300,000,000 shares of common stock to be issued upon the
REPORTING            conversion of the Series A Convertible Preferred Stock
PERSON WITH        -------------------------------------------------------------
                   8 SHARED VOTING POWER

                     -0-
                   -------------------------------------------------------------
                   9 SOLE DISPOSITIVE POWER

                     450,000,000 shares of common stock, including 300,000,000 shares of common stock to be issued upon the conversion of the Series A Convertible Preferred Stock

                   -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                     -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      450,000,000 shares of common stock, including 300,000,000 shares of common stock to be issued upon the conversion of the Series A Convertible Preferred Stock
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      90.16%*
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14    TYPE OF REPORTING PERSON

      IN
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*The calculation of the foregoing  percentage is based on 499,139,980  shares of the common stock, par value $0.001 (the "Common Stock") of the Issuer, outstanding as of January 25, 2006, as reported in the Issuer's Form 10-QSB for the quarterly period ended June 30, 2005, and filed with the Securities and Exchange Commission on January 25, 2006. The calculation takes into account 300,000,000 shares of Common Stock issuable upon the conversion of 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Series A Preferred Stock"), held by the Reporting Person.


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                                                               Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER

      This statement (this "Statement") relates to 150,000,000 shares of Common Stock and 300,000,000 shares of Common Stock to be issued upon the conversion of 1,000,000 shares of Series A Preferred Stock, (collectively, these shares are referred to as the "Shares"), of American Racing Capital, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 4702 Oleander Drive, Suite 200, Myrtle Beach, SC 29577.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This Statement on Schedule 13D is filed on behalf of D. Davy Jones (the "Reporting Person").

      (b) The address of the Reporting Person is P.O. Box 563 Zephyr Cove, NV 89448.

      (c) D. Davy Jones's principal occupation is a consultant to motorsports.

      (d) During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (e) The Reporting Person is a U.S. citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On October 18, 2005, upon the filing of the Plan of Exchange and the Articles of Exchange with the Secretary of State of the State of Nevada, the Reporting Person acquired the Shares pursuant to that certain Share Exchange Agreement, dated October 17, 2005, by and among the Company, American Racing Capital, Inc., a Nevada corporation ("ARCI") and the shareholders of ARCI (the "ARCI Shareholders"). Pursuant to the Share Exchange Agreement, the ARCI Shareholders exchanged with, and delivered to ARC the issued and outstanding common stock of ARCI in exchange for 150,000,000 shares of the Issuer's Common Stock and 1,000,000 shares of Series A Preferred Stock. The 1,000,000 shares of Series A Preferred Stock can be converted by the holder, at any time from the date of issuance, into shares of Common Stock such that one share of the Series A Preferred Stock is converted into three hundred (300) fully paid, non-assessable shares of the Company's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Person acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof pursuant to the Purchase Agreement. The Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Prior to acquiring the Shares, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares, D. Davy Jones owns 150,000,000 shares of Common Stock which represent 30.05% of the issued and outstanding shares of Common Stock as of the date hereof, and 1,000,000 shares of Series A Preferred Stock which may be convertible, at the discretion of the holder, into 300,000,000 shares of Common Stock, which represent 60.10% of the issued and outstanding shares of Common Stock as of the date hereof. The ability of the Reporting Person to convert the entire 1,000,000 shares of Series A Preferred Stock depends on the number of the Issuer's Common Stock outstanding at the time of conversion and the number of authorized shares of the Issuer at the time of conversion.


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                                                               Page 4 of 5 Pages

      D. Davy Jones has the sole power to vote and to dispose of the Shares.

      (c) The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the Shares.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: JANUARY 27, 2006                 REPORTING PERSON:



                                        /s/ D. Davy Jones
                                        ----------------------------------------
                                        NAME: D. DAVY JONES